Registration Categories

Categories

SWAP DEALER REGISTERED
NFA MEMBER APPROVED

Business Information

Name	**CITIGROUP GLOBAL MARKETS EUROPE AG**
Form of Organization	**CORPORATION**
Country	**GERMANY**
Federal EIN	**Not provided**

Business Address

Street Address 1	**BOERSENPLATZ 9**
City	**FRANKFURT AM MAIN**
Zip/Postal Code	**60313**
Country	**GERMANY**
Phone Number	**+49 (69) 1366-5136**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**

Other Names

CITIGROUP GLOBAL MARKETS DEUTSCHLAND AG

DBA **NOT IN USE**

Location of Business Records

Street Address 1	**BOERSENPLATZ 9**
City	**FRANKFURT AM MAIN**
Zip/Postal Code	**60313**
Country	**GERMANY**

U.S. Address for Production of Business Records

Office Of	**CITIGROUP GLOBAL MARKETS INC.**
Street Address 1	**388 GREENWICH STREET**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10013**

Principal Information

Individual Information

NFA ID	**0569393**
Name	**BENDER, ULRICH PETER**
TItle(s)	**HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-19-2025**

NFA ID	**0569556**
Name	**HAEDRICH, HOLGER**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-24-2025**

NFA ID	**0521784**
Name	**HAFKE, STEFAN THOMAS**
TItle(s)	**CHIEF EXECUTIVE OFFICER** **HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-29-2023**

NFA ID	**0577739**
Name	**JOSHI, NIKHIL**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-22-2026**

NFA ID	**0515303**
Name	**KANE, NICOLA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-29-2024**

NFA ID	**0577838**

Name	**KOVARI, PETER**
TItle(s)	**CHIEF OPERATING OFFICERCHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-01-2026**

NFA ID	**0522954**
Name	**MORTON, ANDREW JOHN**
TItle(s)	**HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-30-2020**

NFA ID	**0566893**
Name	**PAVIGLIANITI, CRISTINA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-02-2025**

NFA ID	**0578809**
Name	**SMALLWOOD, LEE**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-14-2026**

NFA ID	**0577867**
Name	**WILCZEK, ANN KATRIN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**07-02-2026**

Holding Company Information

NFA ID	**0291281**
Full Name	**CITIGROUP GLOBAL MARKETS LIMITED**
10% or More Interest	**Yes**
Status	**APPROVED**

Effective Date	**04-24-2019**

NFA ID	**0388448**
Full Name	**CITIGROUP INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**05-07-2019**

Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past Five Years

Country	Regulator Name
GERMANY	BUNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN)
GERMANY	DEUTSCHE BUNDESBANK
GERMANY	EUROPEAN CENTRAL BANK

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any; and
- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;
- the classification of the offense, i.e., felony or misdemeanor;
- the plea, sentencing and probation information, as applicable;
- the final disposition; and
- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any misdemeanor in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

No

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No

Online Registration System

Disciplinary Information - Regulatory Disclosure Matter Summary

NFA ID 0519517 CITIGROUP GLOBAL MARKETS EUROPE AG

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

Current Regulatory Disclosure Matter Summary (1 DMP)

100 entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	20387	10/29/2024	GERMAN FEDERAL FINANCIAL SUPERVISORY AUTHORITY (BAFIN) ZR 7-WP 3127/00013#00002	FINAL	6/2024		

Archived Regulatory Disclosure Matter Summary (2 DMPs)

100 entries per page

Search:

Question(s)	DMP Number	Date DMP Filed	Matter Name	Case Status	Date	Prior Filing(s)	Action
E	21133	10/29/2025	NASDAQ COPENHAGEN 2025:10	FINAL	10/2025		
E	20439	11/15/2024	NASDAQ STOCKHOLM 2024:05	FINAL	11/2024		

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;
- when it occurred;
- what the allegations were;
- what the final determination was, if any;
- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and
- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

No

Registration Contact Information

First Name	**HOLGER**
Last Name	**HAEDRICH**
Street Address 1	**BOERSENPLATZ 9**
City	**FRANKFURT AM MAIN**
Zip/Postal Code	**60313**
Country	**GERMANY**
Phone	**+49 (69) 1366-5136**
Email	**HOLGER.HAEDRICH@CITI.COM**

Enforcement/Compliance Communication Contact Information

First Name	**HOLGER**
Last Name	**HAEDRICH**
Street Address 1	**BOERSENPLATZ 9**
City	**FRANKFURT AM MAIN**
Zip/Postal Code	**60313**
Country	**GERMANY**
Phone	**+49 (69) 1366-5136**
Email	**HOLGER.HAEDRICH@CITI.COM**

First Name	**SABINE**
Last Name	**HUPPERT**
Street Address 1	**BOERSENPLATZ 9**
City	**FRANKFURT AM MAIN**
Zip/Postal Code	**60313**
Country	**GERMANY**
Phone	**+49 (69) 1366-5134**
Email	**SABINE.HUPPERT@CITI.COM**

Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **No**

Membership Contact Information

Membership Contact

First Name	**HOLGER**
Last Name	**HAEDRICH**
Street Address 1	**BOERSENPLATZ 9**
City	**FRANKFURT AM MAIN**
Zip/Postal Code	**60313**
Country	**GERMANY**
Phone	**+49 (69) 1366-5136**
Email	**HOLGER.HAEDRICH@CITI.COM**

Accounting Contact

First Name	**CAMERON**
Last Name	**JONES**
Street Address 1	**BOERSENPLATZ 9**
City	**FRANKFURT AM MAIN**
Zip/Postal Code	**60313**
Country	**GERMANY**
Phone	**+49 (69) 1366-1891**
Email	**CAMERON.JONES@CITI.COM**

Arbitration Contact

First Name	**HOLGER**
Last Name	**HAEDRICH**
Street Address 1	**BOERSENPLATZ 9**
City	**FRANKFURT AM MAIN**
Zip/Postal Code	**60313**
Country	**GERMANY**
Phone	**+49 (69) 1366-5136**
Email	**HOLGER.HAEDRICH@CITI.COM**

Compliance Contact

First Name	**HOLGER**
Last Name	**HAEDRICH**
Street Address 1	**BOERSENPLATZ 9**
City	**FRANKFURT AM MAIN**
Zip/Postal Code	**60313**
Country	**GERMANY**
Phone	**+49 (69) 1366-5136**
Email	**HOLGER.HAEDRICH@CITI.COM**

Chief Compliance Officer Contact

First Name	**HOLGER**
Last Name	**HAEDRICH**
Street Address 1	**BOERSENPLATZ 9**
City	**FRANKFURT AM MAIN**
Zip/Postal Code	**60313**
Country	**GERMANY**
Phone	**+49 (69) 1366-5136**
Email	**HOLGER.HAEDRICH@CITI.COM**